(Dollars in Thousands)	Nine Months
	Ended	Year Ended December 31,
	September 30, 2008	2007		2006		2005		2004		2003	2002

Income before Income Taxes	$(15,535)	$18,449		$13,877		$9,557		$5,149		$1,505	$(2,684)

Fixed Charges:
Interest on Debt	889	1,056		1,089		741		22		-	-
Amortization of Debt Premium	-	-		-		-		-		-	-
Interest on Rentals	-	-		-		-		-		-	-
Total Fixed Charges	889	1,056		1,089		741		22		-	-

Total Earnings	$(14,646)	$19,505		$14,966		$10,298		$5,171		$1,505	$(2,684)

Preferred Stock Dividends	$-	$-		$-		$-		$-		$-	$-

Ratio of Earnings to Fixed Charges	-16.47x	18.47	x	13.74	x	13.90	x	235.05	x	NA	NA

Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends	-16.47x	18.47	x	13.74	x	13.90	x	235.05	x	NA	NA